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SECURITIES ANI
Washi.

08030833

SEC
Mail Processing
Section

MAR 28 2008

Washington, DC
101

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67443

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AmeriFund Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1177 West Loop South Suite 1725
(No. and Street)

Houston (City) Texas (State) 77027 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Malone & Bailey CPA Firm
(Name – *if individual, state last, first, middle name*)

2925 Briarpark, Suite 930 Houston, TX 77042
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 02 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AK 4/1

OATH OR AFFIRMATION

I, Andrew J. Martin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AmeriFund Capital Securities, LLC, as of March 27th, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHELLE N. BONNER
MY COMMISSION EXPIRES
SEPTEMBER 27, 2008

Signature

President
Title

Michelle N. Bonner
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MALONE & BAILEY PC
CERTIFIED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managers
Amerifund Capital Securities, LLC
Houston, Texas

We have audited the balance sheet of Amerifund Capital Securities, LLC as of December 31, 2007 and the related statements of income, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of Amerifund Capital Securities LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Amerifund Capital Securities, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Malone & Bailey, PC
www.malone-bailey.com
Houston, Texas

Malone & Bailey, PC

March 19, 2008

2925 Briarpark Drive, Suite 930
Houston, TX 77042
o. 713.343.4200 ext. 212
f. 713.266.1815
www.malone-bailey.com

MALONE & BAILEY PC
CERTIFIED PUBLIC ACCOUNTING FIRM

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL
Required by SEC Rule 17a-5

To the Managers
Amerifund Capital Securities, LLC
Houston, Texas

In planning and performing our audit of the financial statements of Amerifund Capital Securities, LLC for the year ended December 31, 2007, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons,

2. Recordation of differences required by Rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Amerifund Capital Securities, LLC is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Amerifund Capital Securities, LLC's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of the management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Malone & Bailey, PC
www.malone-bailey.com
Houston, Texas

March 19, 2008

Malone + Bailey, PC

AMERIFUND CAPITAL SECURITIES, LLC

BALANCE SHEET

AS OF DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$	11,731
Prepaid expenses		6,964
Total assets	**$**	**18,695**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable	$	-
MEMBERS' EQUITY		
AMCAP GROUP, LLC		18,695
James C. Row		-
Total members' equity		18,695
Total liabilities and members' equity	**$**	**18,695**

The accompanying notes are an integral part of this statement.

AMERIFUND CAPITAL SECURITIES, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUE		
Consulting income	$	7,500
Total revenue		**7,500**
OPERATING EXPENSES		
Fees- parent company		45,144
Legal & professional fees		18,015
License and state fees, taxes		13,990
General and administrative		28,585
Total expenses		**105,734**
Loss from operations		**(98,234)**
OTHER INCOME		
NASD refund		35,000
Interest and dividend income		94
Total other income		**35,094**
NET LOSS	**$**	**(63,140)**

The accompanying notes are an integral part of this statement.

AMERIFUND CAPITAL SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	**$**	**(63,140)**
Change in operating assets and liabilities:		
Prepaid expenses		(6,964)
Net cash used by operations		**(70,104)**
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions		73,128
NET CHANGE IN CASH		**3,024**
Cash and cash equivalents at beginning of year		8,707
CASH and CASH EQUIVALENTS AT END OF YEAR	**$**	**11,731**
Cash paid for income taxes	$	-
Cash paid for interest expense		-

The accompanying notes are an integral part of this statement.

AMERIFUND CAPITAL SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2007

	AMCAP GROUP, LLC	JAMES C. ROW	TOTAL
Balances at January 1, 2007	$ 8,707	$ -	$ 8,707
Capital contributions - 2007	70,128	3,000	73,128
Net loss - 2007	(60,140)	(3,000)	(63,140)
Balances at December 31, 2007	**$ 18,695**	**$ -**	**$ 18,695**

The accompanying notes are an integral part of this statement.

NOTE A - SUMMARY OF ACCOUNTING POLICIES

Amerifund Capital Securities, LLC ("Amerifund Capital Securities") is a wholly-owned subsidiary of Amerifund Capital Group LLC ("AMCAP Group"), and is a registered broker and dealer of securities. Amerifund Capital Securities, LLC was formed as a Texas Limited Liability Company in 2002, and has been operating in Houston, Texas since inception. Amerifund Capital Securities, LLC brokers private placement securities.

Cash and cash equivalents – Amerifund Capital Securities, LLC considers as cash all liquid securities with maturities of three months or less.

Revenues are recognized when services are performed. Management considers all amounts recorded as trade receivables as fully collectible, so no allowance is provided.

Income taxes are filed on a consolidated basis with Amerifund Capital Group LLC.

Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

No recent accounting pronouncements are expected to have any effect on Amerifund Capital Securities, LLC's financial statements.

NOTE B - CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

None.

NOTE C - NET CAPITAL REQUIREMENTS

Amerifund Capital Securities, LLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As at December 31, 2007, Amerifund Capital Securities, LLC had a net capital of $18,695 and a net capital ratio of 0%.

NOTE D - RELATED PARTY TRANSACTIONS

Amerifund Capital Securities, LLC uses personnel and facilities of Amerifund Capital Group LLC . Amerifund Capital Securities, LLC makes payments from time to time to American Capital Group for these services, paying $45,144 during 2007.

NOTE E – CAPITAL CONTRIBUTION

During 2007, Amerifund Capital Securities, LLC received additional contributions of $73,128 from its members.

Amerifund Capital Securities, LLC
Supplementary Information
For the year ended December 31, 2007

1. Computation of Reserve Requirement Pursuant to Rule 15c3-3
   The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(i).

2. Information Relating to Possession or Control Requirements under Rule 15c3-3
   The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(i).

AMERIFUND CAPITAL SECURITIES, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2007

NET CAPITAL	
Total stockholder's equity	$ **18,695**
Deduct stockholder's equity not allowable for net capital	-
Total stockholder's equity qualified for net capital	18,695
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
Other (deductions) or allowable credits	-
Total capital and allowable subordinted liabilities	18,695
Deductions and/ or charges- assets not readily convertible to cash	(6,964)
Net capital before haircuts on securities position	11,731
Other	-
NET CAPITAL	$ **11,731**
AGGREGATE INDEBTEDNESS	
Items included on the balance sheet	-
Items not included on the balance sheet	-
Total aggregate indebtedness	$ -
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	30
Minimum dollar net capital required of broker-dealer	5,000
Net capital required	$ **5,000**
EXCESS NET CAPITAL	**6,731**
EXCESS NET CAPITAL AT 1000%	11,731
PERCENTAGE AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.00%

AMERIFUND CAPITAL SECURITIES, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2007

RECONCILIATION WITH COMPANY'S
COMPUTATION (including in Part II of Form X-17 a-5)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	11,731
Net audit adjustments		-
Other Items		-
NET CAPITAL PER ABOVE	**$**	**11,731**

END